Press Release from Securitas AB

March 13, 2008

Annual General Meeting of Shareholders in Securitas AB

The shareholders of Securitas AB are hereby invited to attend the Annual General Meeting ("AGM") to be held at 5.00 p.m. CET on Thursday 17 April 2008 in "Vinterträdgården" at the Grand Hôtel, Stockholm, entry via "Spegelsalens entré", Södra Blasieholmshamnen. Please note the new entry compared to previous years! Registration for the AGM begins at 4.00 p.m. CET.

A. NOTICE OF ATTENDANCE

Shareholders who wish to attend the AGM must:

(i) be recorded in the share register maintained by the Swedish Central Securities Depository ("VPC"), made as of Friday 11 April 2008;

and

(ii) notify Securitas AB of their intent to participate in the AGM at the address: Securitas AB, "AGM", P.O. Box 47021, SE-100 74 Stockholm, Sweden, by telephone +46 10 470 31 30, by telefax +46 10 470 31 31 marked "Securitas AGM" or via the company website www.securitas.com/agm2008, by 4.00 p.m. Friday 11 April 2008, at the latest. On giving notice of attendance, the shareholder shall state name, personal registration number or equivalent (corporate identity number), address and telephone number. A proxy form is available on the company website www.securitas.com and will be sent by mail to shareholders informing the company of their address. Proxy and representative of a legal person shall submit papers of authorisation prior to the AGM. As confirmation of the notification, Securitas AB will send an entry card to be presented at registration for the AGM.

In order to participate in the proceedings of the AGM, owners with nominee-registered shares must request their bank or broker to have their shares temporarily owner-registered with VPC. Such registration must be made as of Friday 11 April 2008 and the banker or broker should therefore be notified in due time before said date.

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

B. AGENDA

Proposal for Agenda

1. Opening of the Meeting.
2. Election of Chairman of the Meeting.
3. Preparation and approval of the voting list.
4. Approval of the agenda.
5. Election of one or two person(s) to approve the minutes.
6. Determination of compliance with the rules of convocation.
7. The President's report.
8. Presentation of
    (a) the Annual Report and the Auditor's Report and the Consolidated Financial Statements and the Group Auditor's Report,
    (b) the statement by the auditor on the compliance with the guidelines for remuneration to management applicable since the last AGM, and
    (c) the Board's proposal for appropriation of the company's profit and the Board's motivated statement thereon.

9. Resolutions regarding
    (a) adoption of the Statement of Income and the Balance Sheet and the Consolidated Statement of Income and the Consolidated Balance Sheet as per December 31, 2007,
    (b) appropriation of the company's profit according to the adopted Balance Sheet,
    (c) record date for dividend,
    (d) discharge of the Board of Directors and the President from liability for the financial year 2007.
10. Determination of the number of Board members and deputy members.
11. Determination of fees to Board members and auditors.
12. Election of Board members and auditors.
13. Election of members of the Nomination Committee.
14. Determination of guidelines for remuneration to management.
15. Closing of the Meeting.

Election of Chairman of the Meeting (item 2 on the agenda)

The Nomination Committee elected by the AGM 2007 consisting of Gustaf Douglas (Investment AB Latour, etc.), Melker Schörling (Melker Schörling AB), Marianne Nilsson (Swedbank Robur) and Mats Tunér (SEB Fonder) has proposed that Melker Schörling, Chairman of the Board, shall be elected Chairman of the AGM 2008.

Proposal for Dividend (items 9 (b) and (c) on the agenda)

The Board proposes that a dividend of SEK 3.10 per share be declared. As record date for the dividend, the Board proposes 22 April 2008. If the AGM so resolves, the dividend is expected to be distributed by VPC starting 25 April 2008.

Proposals for Election of Board Members, Auditors and Resolution regarding Fees (items 10-12 on the agenda)

The Nomination Committee will at the AGM 2008, in connection with the election of Board members, auditors and resolution regarding fees, present and motivate the below proposals and also report on its activities.

The Nomination Committee has proposed the following:

The number of Board members shall be ten, with no deputy members. The Nomination Committee proposes re-election of the Board members Carl Douglas, Marie Ehrling, Annika Falkengren, Stuart E. Graham, Alf Göransson, Berthold Lindqvist, Fredrik Palmstierna, Melker Schörling and Sofia Schörling-Högberg and new election of Fredrik Cappelen, for the period up to and including the AGM 2009, with Melker Schörling as Chairman of the Board. Gustaf Douglas has declined re-election.

Fredrik Cappelen (born in 1957), B.Sc. Business Administration, President and Group Chief Executive of Nobia since 1995. He has previously been Marketing Director of Stora Finepaper, President of Kaukomarkkinat International Sweden and Norway and President of Kaukomarkkinat GmbH, Germany.

Fees to the Board members for the period up to and including the AGM 2009 shall amount to SEK 5,425,000 in total (including fees for committee work) to be distributed between the Board members as follows: the Chairman of the Board shall receive SEK 1,000,000, the Deputy Chairman shall receive SEK 725,000 and each of the other Board members, except the President, shall receive SEK 450,000. As consideration for the committee work, the Chairman of the Audit Committee shall receive SEK 200,000, the Chairman of the Remuneration Committee shall receive SEK 100,000, the members of the Audit Committee each SEK 100,000 and the members of the Remuneration Committee each SEK 50,000.

It is proposed that the accounting firm PricewaterhouseCoopers is re-elected auditor of the company for a period of four years, with authorised public accountant Peter Nyllinge as auditor in charge.

The auditor's fees are proposed to be paid as per agreement.

Proposal for Election of Members of the Nomination Committee (item 13 on the agenda)

Shareholders jointly representing approximately 34 percent of the shares and approximately 53 percent of the votes in the company propose the AGM to adopt the following resolution:

The Nomination Committee shall have five members. Gustaf Douglas (Investment AB Latour, etc.), Marianne Nilsson (Swedbank Robur) and Mats Tunér (SEB Fonder) shall be re-elected and Mikael Ekdahl (Melker Schörling AB) and Staffan Grefbäck (Alecta) shall be elected new members in respect of the AGM 2009. Gustaf Douglas shall be elected Chairman of the Nomination Committee. If a shareholder, represented by a member of the Nomination Committee, is no longer one of the major shareholders of Securitas, or if a member of the Nomination Committee is no longer employed by such shareholder, or for any other reason leaves the Committee before the AGM 2009, the Committee shall have the right to appoint another representative of the major shareholders to replace such member.

Proposal for Guidelines for Remuneration to Management (item 14 on the agenda)

The Board's proposal for guidelines for remuneration to management principally entails that the total remuneration shall be competitive and in accordance with market conditions. The benefits shall consist of fixed salary, possible variable remuneration and other customary benefits and pension. The variable remuneration shall be maximized and related to the fixed salary. The variable remuneration shall be based on the outcome in relation to set targets and be in line with the interests of the shareholders. Pension benefits shall be fee-based and pension rights shall be applicable as from the age of 65, at the earliest. The variable remuneration shall principally not be pension qualifying.

The Board shall have the right to deviate from the guidelines in individual cases if there are particular grounds for such deviation.

C. AVAILABLE DOCUMENTATION ETC.

The accounting material and the Auditor's Report, including the Board's proposal for guidelines for remuneration to management, will be available at the company and on the company website www.securitas.com as from 3 April 2008 and will be sent to all shareholders in connection with the AGM. The complete proposal by the Board with respect to appropriation of profit and the Board's motivated statement thereon and the statement of the auditor on the compliance of the guidelines for remuneration to management applicable since the last AGM will be available at the company as from 3 April 2008 and a copy thereof will be sent to the shareholders who so request. Copies will also be available at the AGM.

SECURITAS

82-34719

The total number of shares in the company amounts to 365,058,897, of which 17,142,600 are shares of series A and 347,916,297 shares of series B. The total number of votes in the company amounts to 519,342,297.

Stockholm in March 2008
the Board
SECURITAS AB (publ)

This press release is also available at: **www.securitas.com**

END

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70